UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

Date of report: January 23, 2018

Commission file number 1-33198

TEEKAY OFFSHORE PARTNERS L.P.

(Exact name of Registrant as specified in its charter)

4th Floor

Belvedere Building

69 Pitts Bay Road

Hamilton, HM08 Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒            Form 40- F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes  ☐            No  ☒

THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE FOLLOWING REGISTRATION STATEMENT OF THE COMPANY:

•	REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-221745) DATED JANUARY 10, 2018

Item 6 — Exhibits

The following exhibits are filed as part of this Report:

1.1	Underwriting Agreement

4.1	Sixth Amended and Restated Agreement of Limited Partnership of Teekay Offshore Partners L.P. dated as of January 23, 2018

5.1	Opinion of Watson Farley & Williams LLP, relating to the legality of the securities being registered

8.1	Opinion of Perkins Coie LLP, relating to tax matters

8.2	Opinion of Watson Farley & Williams LLP, relating to tax matters

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEEKAY OFFSHORE PARTNERS L.P.

	By:	Teekay Offshore GP L.L.C., its general partner

Date: January 23, 2018	By:	/s/ Edith Robinson
Edith Robinson
Secretary